[Eversheds Sutherland (US) LLP]

LORNA J. MACLEOD
DIRECT LINE: 202-383-0817
E-mail: lornamacleod@eversheds-sutherland.com

April 26, 2024

Via EDGAR and E-mail

Emily Rowland, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, Registration Statement on Form N-6 (File No. 333-150926

Dear Ms. Rowland:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account, we are providing the Company’s responses to comments received from the staff on Post-Effective Amendment No. 20 to the above-referenced registration statement. Revisions described in the letter will be added to the registration statement by a Post-Effective Amendment to be filed under Section 485(b) on April 26, 2024.

For your convenience, each Staff comment is set forth below, followed by the Company’s response:

Prospectus

1.	As a reminder, the Company is responsible for the accuracy and adequacy of disclosure provided in the registration statement.

Response: The Company acknowledges that it is responsible for the accuracy and adequacy of disclosure provided in the prospectus and the Statement of Additional Information.

2.	Please note that comments given on disclosure in one section apply to other sections of the filing, including the initial summary prospectus, that contain the same or similar disclosure.

Response:  The Company confirms that it will make corresponding revisions to similar disclosure throughout the Amendment and Initial Summary Prospectus as requested by the Staff’s comment.

3.
Responses to Staff comments should be submitted in a letter at least five days in advance of the effective date. Pages containing any revision to disclosure made in response to Staff comments should be marked to show the revision(s) and submitted to the Staff with the Response Letter.

Response: The Company will submit to the Staff its Response Letter and pages marked to show the revisions made in response to Staff comments within the required timeframe. Other than revisions to disclosure described in this letter, the Post-Effective Amendment to be filed under Section 485(b) will include current financial statements and certain other updates that are usually included in the amendment filed under Section 485(b) to go effective on May 1st of each year.

4.
Electronic versions of the summary and statutory prospectuses must include appropriate electronic links from each row of the Key Information Table to the corresponding statutory prospectus sections where the specific subject matter is discussed in greater detail. See Instruction 1(b) to Item 2 of Form N-6.

Response: The Company will ensure that electronic versions of the summary and statutory prospectuses include appropriate electronic links from each row of the Key Information Table to corresponding statutory prospectus sections where the specific subject matter is discussed in greater detail in accordance with Instruction 1(b) to Item 2 of Form N-6.

5.
Key Information Table – Fees and Expenses – Transaction Charges (Prospectus page 1): Disclosure provided in this section of the table should include examples of optional rider benefits offered by the Contract that are subject to a transaction charge.

Response: Disclosure identifying the three optional rider benefits offered by the Contract that are subject to a transaction charge - Accelerated Death Benefit/Living Benefits Rider, Accelerated Death Benefit/Terminal Illness Rider and Accelerated Death Benefit for Chronic Illness Rider - has been added to the relevant section of the Key Information Table. The Fees and Expenses section of the Key Information Table now identifies all transaction charges imposed under the Contract.

6.
Key Information Table – Conflicts of Interest – Exchanges (Prospectus page 3): Disclosure in this section of the table should more closely track the language of the Form. In addition, it is unclear how references to surrender, lapse and loans are relevant to the disclosure.

Response: The disclosure has been revised as requested by the Staff. The revision removed references to surrender, lapse and loans.

7.
Fee Table Periodic Charges other than Portfolio Operating Expenses (Prospectus page 7):  Footnotes to this section of the Fee Table should follow the table directly. In the filed version of the Prospectus the footnotes appear in the Risk section of the Prospectus as well as in the Cash Benefits section of the Prospectus, which begins on page 52. In addition, please consider shortening some of the footnotes.

Response: The Company will ensure that the footnotes appear directly after the fee table by moving the footnotes immediately to follow the table that references them and changing the page break. After examining the text of the footnotes, the Company respectfully declines the request to shorten them. The Company believes the current language is necessary to describe the applicable fees and charges accurately.

8.	Supplemental and Optional Rider Benefits – Enhanced Living Benefits Accelerated Death Benefit (ELBADBR) (Prospectus pages 42-44):
Why does the description of the new rider not contain certain information included in the description of earlier riders, such as the requirement to obtain approval for an irrevocable beneficiary or for an assignee?

Response: The narrative describing the new Enhanced Living Benefits Accelerated Death Benefit Rider includes disclosure of a requirement to obtain approval for an irrevocable beneficiary or an assignee. The disclosure appears in the fifth sentence of the paragraph on page 40 that begins with “There are conditions associated with your right to receive payment under the ELBADBR….” In addition, the new rider was written and approved under the Interstate Insurance Product Regulation Compact (IIPRC). Consequently, as a general matter, it may be subject to different requirements than earlier riders.

Part C

9.
Exhibits that are incorporated by reference into Part C of the Registration Statement must include an electronic link from documents identified in the Exhibit list to the referenced document filed elsewhere on Edgar.

Response: The Company will include electronic links from documents identified in the Exhibits list to referenced documents that are incorporated by reference into the registration statement to the exhibit separately filed on Edgar, as required by Instruction 4 to Item 30 of Form N-6.

                             ****************

The Company believes the responses provided above adequately address your comments. If you have any questions regarding information presented in this letter, please contact me at 202-383-0817 or by e-mail at lornamacleod@eversheds-sutherland.com.

The Company very much appreciates your continued assistance with this filing.

Regards,

/s/ Lorna J. MacLeod

Lorna J. MacLeod
Eversheds Sutherland (US) LLP